Exhibit 99.1

September 2024 COMPANY OVERVIEW Nasdaq: BNRG

2 Nasdaq: BNRG Disclaimer This presentation of Brenmiller Energy Ltd . (the “ Company ” , “ Brenmiller ” or “ Brenmiller Energy ” ), any oral presentation of the information contained in this presentation and any question - and - answer session that may follow contain “ forward - looking statements ” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws . Statements that are not statements of historical fact may be deemed to be forward - looking statements . For example, the Company is using forward - looking statements in this presentation when it discusses : the Company ’ s belief that thermal energy storage ( “ TES ” ) will play a major role in the energy transition ; the Company ’ s potential production capacity of $ 200 M annually for $ 440 m commercial opportunities in 12 industries across 13 countries ; the Company's commercial opportunities of ~ 6 GWh which is diversified across geographies and services ; the Company ’ s targeted 62 GWh obtainable market by 2030 ; discussions for 2 . 5 GWh of opportunities relating to a Spanish JV ; discussions for 200 MWh of opportunities with Waaree ; financial projections and forecasts in future periods ; potential revenue streams for TES ; Illustrative 75 MWh project economics ; opportunities in AI data center cooling, including the anticipated investment for the development of bGen Cool and related market potential ; projections regarding energy savings and emission reduction ; potential for an additional $ 1 million investment ; the schedule for the Company ’ s gigafactory to be fully operational by the end of 2024 , with an annual production capacity of up to 4 GWh of bGen systems . Without limiting the generality of the foregoing, words such as “ plan, ” “ project, ” “ potential, ” “ seek, ” “ target, ” “ may, ” “ will, ” “ expect, ” “ believe, ” “ anticipate, ” “ intend, ” “ could, ” “ estimate ” or “ continue ” are intended to identify forward - looking statements . Readers are cautioned that certain important factors may affect the Company ’ s actual results and could cause such results to differ materially from any forward - looking statements that may be made in this presentation . Factors that may affect the Company ’ s results include, but are not limited to, the Company ’ s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, the risks associated with the adequacy of existing cash resources, and political, economic and military instability in the Middle East, specifically in Israel . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company ’ s Annual Report on Form 20 - F for the year ended December 31 , 2023 filed with the Securities and Exchange Commission's on March 18 , 2024 , which is available on the SEC ’ s website, www . sec . gov . The information in this presentation, any oral presentation of it and any question - and - answer session that may follow does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company, and nothing contained herein or therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . The information herein has not been independently verified and will not be updated . The information, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the Information, including any financial data or forward - looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company ’ s expectations, any change in events, conditions or circumstances on which these forward - looking statements are based, or other events or circumstances arising after the date of this presentation . Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified .

3 Nasdaq: BNRG Nasdaq listed: BNRG ABOUT Brenmiller Energy Ltd. Employees As of September 2024 ~50 Founded Capital investments 1 since inception 2012 $ 118 m We are a clean - tech company that develops, manufactures and sells our Thermal Energy Storage ( “ TES ” ) solutions to decarbonize heat for industry and power plants 1 Mainly from the issuance of ordinary shares, warrants, convertible securities, loans and governmental grants.

4 Nasdaq: BNRG Dear Shareholders, I am pleased to provide you with an update on Brenmiller ’ s recent financial and operational achievements as of September 2024 . Our progress is a testament to our commitment to financial sustainability and long - term growth, and we are excited to share several key milestones that underscore our continued momentum . First, our project opportunity pipeline remains strong, with a potential value of up to $ 440 million . This pipeline is crucial to the growth of our bGen thermal energy storage solutions market, and we are confident in our ability to successfully mature and execute these opportunities . Recent agreements highlight the strides we are making in recurring revenue projects, including : • Partner in Pet Food (PPF), Hungary : A 30 MWh bGen system designed to reduce gas usage by 25 - 30% , while also providing low - carbon steam and grid balancing services . • Tempo Beverages, Israel : A 32 MWh installation projected to save $ 7 . 5 million over 15 years, while reducing carbon emissions by 6 , 200 tons annually . • Wolfson Hospital, Israel : A $ 3 . 55 million project, supported by a $ 450 , 000 grant, expected to generate $ 1 . 3 million in annual savings and reduce emissions by 3 , 900 tons . On the financial front, we secured a $ 1 . 05 million private placement on August 2 , 2024 , at a 52 % premium, with the potential for an additional $ 1 million investment if our shares reach $ 2 . 50 within the next 12 months . Additionally, on August 30 , 2024 , we raised approximately $ 2 . 0 million in gross proceeds through our At - the - Market (ATM) equity offering facility, selling 914 , 000 ordinary shares at an average price of $ 2 . 19 per share . As a result, Brenmiller now has 7 , 094 , 791 ordinary shares issued and outstanding . Since the start of 2024 , the Company has raised approximately $ 10 . 8 million in gross proceeds, which could reach $ 11 . 8 million subject to the closure of the private placement . We are also investing significant resources into investor relations campaigns to increase visibility within the investor community . The marked increase in daily trading volume is evidence that these efforts are gaining traction, and we remain optimistic that this progress will be reflected in our share price as we continue to pursue new business opportunities . We are also excited to announce a groundbreaking development in AI data center cooling with our bGen Cool solution . This innovation targets the rising demand for Cold Thermal Energy Storage (CTES) and positions Brenmiller to capitalize on the decarbonization goals and financial opportunities within the rapidly expanding AI sector . From a financial perspective, our balance are improving . As of June 30 , 2024 , cash and equivalents have grown to $ 6 . 99 million . Additionally, we have reduced total liabilities by 4 % and increased shareholders' equity by 127% . Our efforts to streamline operations have paid off, with our net loss narrowing by 70 % to $ 1 . 58 million compared to the same period last year, largely due to increased financial income . Looking ahead, we are on track to have our gigafactory fully operational by the end of 2024 , with an annual production capacity of up to 4 GWh of bGen systems . This will significantly enhance our ability to meet growing market demand and drive future growth . Thank you for your continued support as we strive to build long - term value through innovation and execution . Sincerely, Avi Brenmiller Chairman & CEO Letter from the CEO

5 Nasdaq: BNRG From Rocks to Thermal Energy Storage Thin metal cells ( “ bCells ” ) are filled with the crushed rocks Rocks are crushed to small bits bCells are stacked into 12 meter modules Electrical heaters are embedded Modules are assembled on - site to a structure Structure is insulated and connected to plant Source : Company materials & website

6 Nasdaq: BNRG Embedded electrical heaters Introducing bGen TM Zero 100 ° - 500 ° Steam Hot air Source : Company materials Decarbonizing heat through tested thermal energy storage

7 Nasdaq: BNRG Brenmiller Overview ~ 97 % Round trip efficiency 1 4 G Wh Manufacturing capacity (at full scale) 7 Global projects 550 ˚C Steam capability ~ $ 440 m Commercial opportunities 103 MWh Cumulative projects to date 3,100 TWh Serviceable available market 2030 2 $ 118 m+ Capital invested to date Source : Company materials & website, 1 Round trip efficiency = total energy output / total energy input, 2 SystemIQ – Global ETES Opportunity

8 Nasdaq: BNRG 1 MWh IDF pilot Product development Full scale demonstration 0.5 MWh 4 MWh Commercial pilot 24 MWh Power plant pilot 32 MWh Heat as a service agreement Manufacturing plant 103 MWh to date Milestones Founded 2012 2014 2016 2022 2023 PILOTS TECHNOLOGY R& D COMMERCIAL Development Validated & ready to scale Commercialization 103 MWh 2025 + 2024 2013 2015 2018 2017 2019 2021 Expansion to 4 GWh Europe JV MOU India MoU 2020 US MoU 12 MWh Heat as a service agreement US Distribution Agreement Heat as a service agreement with Partner in Pet Food 30 MWh

9 Nasdaq: BNRG Key Points Industry is the largest emitter of GHG ▪ 11 GT CO 2 annually from industrial heat 1 ▪ 25 % of total global GHG emissions from heat 2 Thermal Energy Storage ( “ TES ” ) = flexibility for grid ▪ TES charges when convenient for wind & solar ▪ Minimize curtailment & provide reliable heat “ Everything is going electric ” 3 ▪ Renewable electricity now cheaper than fossil fuels ▪ Power to heat efficiency ~ 97 % Brenmiller is a leader in deployed TES ▪ 103 MWh in operation & construction ▪ Unique steam - to - steam ability for power plants Source: Company materials. Industry as defined by the International Energy Agency (IEA). 1 Rhodium Group & IEA. 2 International Energy Agency, Renewable energy for industry, 2017 . 3 IEA, Electrification across the industry sector October 2021 .

10 Nasdaq: BNRG Renewable Heat Essential for Net Zero Sources: 1 Rhodium Group; 2 International Energy Agency, Renewable energy for industry, 2017 Other , 13 % Industry , 32 % Transport , 31 % Residential , 24% 26% 74 % Electricity Heat Global energy consumption 30 % Natural Gas 45 % Coal 15 % Oil 9 % Renewables , Annual average global emissions forecasts 1 Selected sectors gigatonnes of CO 2 equivalent Industrial heat accounts for of global energy consumption 2 ¼

11 Nasdaq: BNRG Aluminium Textiles Pulp, paper, print Food beverage, tobacco Chemicals Cement Iron and steel 0 1,000 GWh 2,000 GWh 10,000 GWh 3% 3% 94% 2% 10% 14% 73% 11,000 4,500 21% 10% 3% 66% 5,000 41% 39% 11% 8% 2,000 11% 83% 4% 2% 2,000 500 400 69% 10% 30% 65% 25% 11% 62 GWh 3 SOM 3,100 TWh 2 SAM 25,400 TWh 1 TAM Brenmiller Targeting 62 GWh 3 Obtainable Market by 2030 High > 400 0 C Medium 200 0 C - 400 0 C Low 100 0 C - 200 0 C Very Low 0 0 C - 100 0 C Source: SystemIQ – Global ETES Opportunity, Market sizing boxes are illustrative, not to scale; 1 Based on total TWh heat demand in 2030 ; 2 Based on first wave retrofit applications between 200 - 400 C according to SystemIQ; 3 Assumes 6,000 operating hours, 4:1 discharge capacity ratio, and 3 % market share.

12 Nasdaq: BNRG ▪ Fossil fuels provide 90 % of industrial heat today 2 ▪ Power to heat TES is proven & able to scale to industrial level 3 ▪ Renewable Energy costs are more predictable and provide energy security 4 ▪ Industrial users looking for more cost - effective solutions 3 ▪ Less expensive, on demand & grid friendly 1 ▪ EU considering transitioning to 100 % green electricity from grid 5 Burning fossil fuels for electricity & heat is becoming more & more economically and environmentally unfeasible Industrial Heat from Renewables is Viable Cost of power for heat 1 Sources: 1 Lazard Levelized Cost of Energy Analysis, Version 16.0 ; 2 International Energy Agency, Renewable energy for industry, 2017 ; 3 . Based on global announced projects and membership of Renewable Thermal Collaborative & LDES Council, 4 WattCrop, 5 . Innovation Fund program. Solar PV Gas peaker Wind Coal Mean LCOE ($/MWh) Transition from fossil fuels to renewables

13 Nasdaq: BNRG Charging at Cumulative Negative Prices is Becoming More Feasible Source : Company materials Cumulative Negative Electricity Prices Will Increase Tenfold in the Years to Come Cumulative hours of negative wholesale power prices, forecasts for UK 750 500 250 0 1,000 hours 2027 2026 2025 2024 2023 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC Bloomberg Source: Modo Energy

14 Nasdaq: BNRG 1 Source: McKinsey & Company Global Energy Perspective 2022 . 2 Company estimate based on off - peak electricity charging. Levelized cost of heat for selected technologies, $/MWh 1 Renewables + TES is Competitive Now C 0 2 emissions Other costs Heating equipment Storage Power Capex Opex Electric boiler with TES Electric boiler with Li - ion Hydrogen boiler Gas boiler with CCS Electric boiler with TES + cheaper electricity 2 Electricity Base scenarios Upside potential Opportunistic charging unlocks lower costs 45 - 65 65 - 100 70 - 100 30 - 60

15 Nasdaq: BNRG Business Models Diversified income stream from multiple services, tailored to customer Example in a European Country: 75 MWh Project Capitalized recurring revenue stream for 15 - year PPA Equipment Sales One - off sale with O&M contract Heat - as - a - service ( “ HaaS ” ) Supply clean heat at agreed price Grid Services & Capacity Payments Take excess electricity from grid Frequency and Load Shifting Support Initial investment unlocks diverse capitalized revenue streams Illustrative 75 MWh project economics 1 € 0 m € 10 m € 20 m € 30 m € 40 m € 50 m CAPEX equipment supply Heat service & storage PPA Heat service & energy trading Capitalised revenue (€m) Equipment revenue Project revenues Capacity revenues Activation revenues Steam revenues Source : 1 Company Materials for an EU country in 2024 .

16 Nasdaq: BNRG Tested Manufacturing Approach Market leader in live production capacity, operational capability edge attracting clients 4 GWh manufacturing capacity at full scale, supported by EIB funding Tested approach creates template to launch localized manufacturing in key geographies World ’ s first TES gigafactory Source : Company materials. $ 200 m in potential production capacity annually

17 Nasdaq: BNRG Country selection ▪ Cost advantage over incumbent ▪ Grid service revenue streams ▪ Emission targets & carbon taxes Channel partners opening key markets Go - to - Market Strategy ▪ 100 - 600 ˚C temperature need ▪ Economically viable today ▪ Short sales cycles Flexible approach unlocks multiple sectors Client selection ▪ ESG alignment drives demand today ▪ Significant expansion potential ▪ Small pilots unlock global scale Ongoing dialogue with global brands Industry selection Source : Company materials

18 Nasdaq: BNRG Traction Collaboration scope Geography Collaborator 24 MWh project Decarbonize industrial heat across Enel client base Global gas & electricity distributor 1 MWh biomass to steam project Brazil & Colombia Distributor of photovoltaic products In discussions for 2.5 GWh opportunities Spanish JV to explore EU opportunities Green energy project developers In discussions for 200 MWh opportunities Signed MoU to explore Indian opportunities Leading solar panel manufacturer Collaborations Brenmiller is focusing on product - led approach, channel partners to handle project integration & operation Source : Company materials

19 Nasdaq: BNRG Commercial Pilots Off - peak electricity TES for hospital 12 MWh 32 MWh TES for beverage factory Hybrid charging TES 1 MWh Thermal power plant TES 24 MWh Commercial Projects Under Development 30 MWh TES for Pet Food Factory

20 Nasdaq: BNRG HaaS Equipment Attracted extensive commercial opportunity interest, diversified across geographies and services Commercial Opportunities of ~ 6 GWh USA Brazil Canada Netherland France Germany Hungary Spain Switzerland Israel Italy Australia India Building materials Mining and metals Plastic Oil & gas Commercial Engineering Food & beverage Chemicals Energy Paper Pharma Consumer goods By Country By Industry By Service Offering Source : Company materials Commercial Opportunities for 49 Projects Representing ~ $440 Million in Potential Value in 12 Industries Across 13 Countries

21 Nasdaq: BNRG Pursuing Attractive Heat - as - a - Service European Opportunities Food Industry Juices & Beverages Building Materials Consumer Goods HaaS Projects Key Projects Source : Company materials Focusing on Industrial Segments

22 Nasdaq: BNRG $ 63 B addressable market 1 - Patented technology addresses tremendous demand for efficient, clean energy storage As renewable energy generation increases, the need for a reliable method to store clean energy is a major challenge facing industry and regulators BNRG is an industry leader with 103MWh in operation and construction with well established award - winning tech — Contracts with customers including New York Power Authority and Enel Ready for revenue ramp - Production capacity of manufacturing plant to potentially support sales of up to $ 200 M per year for ~$ 440 M commercial opportunities Revenue models include direct equipment sales and Heat as a Service recurring revenues Company Catalysts 1 2 3 4 5 1 SystemIQ – Global ETES Opportunity, Market sizing boxes are illustrative, not to scale, assumes 6,000 operating hours, 4:1 discharge capacity ratio, and 3 % market share.

Proposed new line of business Introducing bGen TM Cool » New Opportunity in AI Data Center Cooling • Brenmiller targets significant decarbonization and financial potential in the data center value chain, driven by the rapid growth of AI computing . • Estimates project a 160 % increase in data center power demand by 2030 . » bGen Technology Adaptation • Brenmiller anticipates minimal investment to modify its existing bGen thermal battery technology to meet data center cooling needs . • Development of Cold Thermal Energy Storage (CTES) solution, named bGen Cool, aimed at providing cost - efficient, energy - saving cooling . » Data Center Decarbonization • The modular, prefabricated design of bGen aligns with industry trends, offering fast - charging, 24 / 7 operational reliability, and the ability to alleviate grid strain . • Major tech companies like Apple, Google, and Meta are key potential beneficiaries . » Market Potential • Ongoing bGen production for power - to - heat applications presents commercial opportunities valued up to $ 500 million . Brenmiller Expands bGen Capabilities for AI Data Center Cooling Applications

24 Nasdaq: BNRG Operational team Doron Brenmiller Director & CBO Nir Brenmiller Director & COO Ofir Zimmerman CFO Gilad Walker VP Projects Eli Lipman VP R& D Merav Gilad Head of Engineering Ronit Sade Head of EHS Rami Ezer VP Engineering Avi Sasson VP Operations Leading team Zvi Joseph Independent director Chen Franco - Yehuda Independent director Nava Swersky Sofer Independent director Miki Korner Independent director Board of Directors Avi Brenmiller Chairman & "1{ Orin Shefler General Counsel & Corporate Secretary Source : Company materials

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